EXHIBIT 99.01



                                             COMPANY'S FORM 8-K
                                             February 23, 1995
                                             Page 2



          A subsidiary of the Company has been named in a class action filed in the United States District Court for the Central District of California in December 1994, purportedly brought on behalf of a class of persons who purchased bonds and other debt instruments issued by Orange County California or other public entities located therein from 1993 through 1994. On December 6, 1994, Orange County filed for bankruptcy protection under Chapter 9 of the U.S. Bankruptcy Code after public disclosures were made regarding substantial losses in the County investment pool. The complaint, which as amended also names as defendants Merrill Lynch & Co., CS First Boston and certain individual employees of the Orange County Treasurer's Office, alleges that the Official Statements for the bond issues during the relevant time period misstated the risks of the County investment pool, the assets of which were to support, in part, repayment of the issued debt. The Company has not yet been able to ascertain the damages sought, particularly since the complaint does not specify the bond issues allegedly involved. The Company believes it has meritorious defenses to these claims. An additional amended complaint is expected to be filed.